Exhibit 99.2

GDS Announces Proposed Offering of
American Depositary Shares in connection with the Delta Placement of Borrowed ADSs

Shanghai, China, May 27, 2025 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced the commencement of a proposed registered public offering of American Depositary Shares (“ADSs”), each representing eight Class A ordinary shares, par value US$0.00005 per share, which the Company intends to loan (such loaned ADSs, the “Borrowed ADSs”) to an affiliate of the underwriter in the offering (such affiliate, the “ADS Borrower”) pursuant to an ADS lending agreement with the ADS Borrower (the “ADS Lending Agreement”).

The ADS Borrower or its affiliate will receive all of the proceeds from the sale of the Borrowed ADSs. The Company will not receive any proceeds from the ADSs Offering but will receive from the ADS Borrower a nominal lending fee, which will be applied to fully pay up the Class A ordinary shares underlying the Borrowed ADSs. The Company believes that the Borrowed ADSs will not be considered outstanding for the purpose of computing and reporting its earnings per ADS under the current U.S. Generally Accepted Accounting Principles and, therefore, the Company believes that no dilution will occur as a result of the Borrowed ADSs.

The Company also announced today by separate press release that the Company has commenced a proposed offering (the “Notes Offering”) of convertible senior notes in an aggregate principal amount of US$450 million due 2032 (the “Notes”), subject to market conditions and other factors, in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company expects to grant the initial purchasers in the Notes Offering an option to purchase up to an additional US$50 million in aggregate principal amount of the Notes, exercisable for settlement within a 13-day period, beginning on, and including, the first date on which the Notes are issued.

The Company also announced today by separate press release that the Company has commenced a separate registered public offering (the “Primary ADSs Offering”) of 5,200,000 ADSs (the “Primary ADSs”), subject to market and other conditions. The underwriters in the Primary ADSs Offering will have a 30-day option to purchase up to 780,000 additional ADSs.

Concurrently with the Notes Offering, an affiliate of the ADS Borrower will sell the Borrowed ADSs in a registered public offering (the “Delta Placement of Borrowed ADSs”) offered by us pursuant to a prospectus supplement and an accompanying prospectus, as described below. The number of Borrowed ADSs will be determined at the time of pricing of the Delta Placement of Borrowed ADSs, and such Borrowed ADSs are expected to be sold concurrently with the pricing of the Notes and the Primary ADS Offering. The Delta Placement of Borrowed ADSs is intended to facilitate privately negotiated derivative transactions so some investors in the Notes could concurrently hedge their investment in the Notes. The Company has been informed by the ADS Borrower that it or its affiliates intends to use the short position resulting from the Delta Placement of the Borrowed ADSs to facilitate privately negotiated derivatives transactions related to the Notes. The number of Borrowed ADSs to be sold will depend on what portion of Notes investors in the desire to hedge their investments and is expected to be no greater than commercially reasonable initial short positions of convertible arbitrage investors. The activity described above could affect the market price of the Company’s ADSs or the Notes otherwise prevailing at that time.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, including the Borrowed ADSs, the Notes or the Primary ADSs, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Delta Placement of Borrowed ADSs and the Primary ADSs Offering are being made only by means of separate prospectus supplements and accompanying prospectuses pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The closing of each of the Notes Offering, the Delta Placement of Borrowed ADSs and the Primary ADS Offering is conditioned upon the closing of each of the other offerings and vice versa. If the concurrent Notes Offering is not consummated, the concurrent Primary ADSs Offering will terminate, the ADS loan under the ADS Lending Agreement will terminate, and the Delta Placement of Borrowed ADSs will terminate and all of the Borrowed ADSs (or ADSs fungible with the Borrowed ADSs or other substitute securities or property as provided for in the ADS Lending Agreement) must be returned to the Company.

The Company has filed an automatic shelf registration statement on Form F-3 with the SEC. A prospectus supplement and the related base prospectus describing the terms of the Delta Placement of Borrowed ADSs have been filed with the SEC. When available, the final prospectus supplement for the Delta Placement of Borrowed ADSs will be filed with the SEC. The Delta Placement of Borrowed ADSs is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement and the accompanying base prospectus may be obtained by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the Notes Offering, Delta Placement of Borrowed ADSs and the Primary ADSs Offering, the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of our significant equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business of our major equity investees, such as South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited